September 20, 2013

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cabot Oil & Gas Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 1-10447

Dear Mr. Schwall:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated August 29, 2013 regarding our 2012 Form 10-K. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. With respect to the Staff’s comments, we propose to include revised disclosures in our future filings under the Securities Exchange Act of 1934 as indicated below.

Form 10-K for Fiscal Year Ended December 31, 2012

Business and Properties, page 6

Reserves, page 10

1.	We note from page 107 that you disclose significant additions to your 2012 reserves relating to the drilling activity in the Dimock field located in northeast Pennsylvania. Please tell us the extent to which these additional reserves are supported by one or more reliable technologies as defined in Rule 4-10(a)(25) of Regulation S-X and include future drilling locations that are more than offset from an existing producing well. Furthermore, please tell us how you have considered the requirements in Item 1202(a)(6) of Regulation S-K in disclosing the basis of your reserve estimates described on page 11 of your filing.

Response

We acknowledge the Staff’s comment and as disclosed on page 11 of our 2012 Form 10-K, we note that our reserves estimates were based on traditional methods for estimating oil and gas reserves, including decline curve extrapolations, material balance calculations, volumetric calculations and analogies, and, in some cases, a combination of these methods. In addition, where the data is available, we used seismic interpretations to confirm continuity of a formation in combination with traditional technologies such as geological cross-sections.

Exhibit A provides information with respect to proved undeveloped reserves in our Dimock field.

Internal Control, page 11

2.	You disclose the oversight and compliance responsibilities of the Vice President of Engineering and Technology as part of your internal controls over the reserves estimation and audit process. Please expand your disclosure to include the qualifications specific to this individual as the technical person primarily responsible for overseeing the preparation of the reserves estimates of the Company as required by Item 1202(a)(7) of Regulation S-K.

Response

We acknowledge the Staff’s comment and in future filings we will clarify our disclosure to describe the qualifications specific to the technical person primarily responsible for overseeing our reserve estimation process. For 2012, such disclosure under the heading “Internal Control” on page 11 of our 2012 Form 10-K would have read substantially as follows:

Internal Control

Our Vice President, Engineering and Technology is the technical person primarily responsible for our internal reserves estimation process and provides oversight of our corporate reservoir engineering department and the annual audit of our year-end reserves by our independent third party engineers, Miller and Lents. He has a Bachelor of Science degree in Chemical Engineering, specializing in petroleum engineering, and over 31 years of company and industry experience with positions of increasing responsibility in operations, engineering and evaluations. He has worked in the area of reserves and reservoir engineering for over 21 years and is a member of the Society of Petroleum Engineers.

Proved Undeveloped Reserves, page 11

3.	Your disclosure of the various changes in reserve quantities does not appear to be sufficient to allow a reconciliation of the overall change in your proved undeveloped reserves as of December 31, 2012. Item 1203(b) of Regulation S-K requires disclosure of the net amounts relating to all of the material changes during the year. Please expand or revise your disclosure to address all material changes to your proved undeveloped reserves during the year. Additionally, provide us, as supplemental information, a quantitative reconciliation in tabular format of the 316.1 Bcfe change in proved undeveloped reserves during the year.

Response

The following table is a reconciliation of the 316.1 Bcfe change in our proved undeveloped reserves during 2012:

Proved Undeveloped Reserves (Bcfe)
Balance at beginning of period	1,233.1
Conversions to PDP	(410.9)
Additions	501.4
Deletions	(66.5)
Performance revisions	300.0
Sold	(7.9)

Balance at end of period	1,549.2

We believe that the disclosure of material changes in our proved undeveloped reserves on page 11 of our 2012 Form 10-K complies in all material respects with Item 1203(b) of Regulation S-K. The only reconciling item that was not disclosed separately was an immaterial deduction of 7.9 Bcfe of proved undeveloped reserves relating to property sales.

We separately disclosed the 66.5 Bcfe of proved undeveloped reserve deletions, which represents proved undeveloped reserves expected to be developed in excess of five years of initial disclosure. In our disclosure we also netted the proved undeveloped reserve deletions against positive performance revisions of 300.0 Bcfe for net positive performance revisions of 233.5 Bcfe. The impact of netting the 66.5 Bcfe of proved undeveloped reserve deletions against the positive performance revisions was not considered material as such amount represents only approximately 5.4% of our beginning proved undeveloped reserves. In future filings we will separately disclose, where material, revisions attributable to proved undeveloped reserves that we no longer plan to develop within five years of our initial disclosure.

4.	Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Please also expand your disclosure to address this point.

Response

All of our proved undeveloped reserves as of December 31, 2012 are expected to be developed within five years of our initial disclosure of these reserves. In future filings, we will expand our proved undeveloped reserves disclosure to affirmatively state whether we have any proved undeveloped reserves that will not be developed within five years of initial disclosure. For 2012, such disclosure under the heading “Proved Undeveloped Reserves” on page 11 of our 2012 Form 10-K would have read substantially as follows:

Proved Undeveloped Reserves

At December 31, 2012 we had 1,549 Bcfe of proved undeveloped reserves with future development costs of $1.3 billion, which represents an increase of 316.1 Bcfe compared with December 31, 2011. For 2012, total capital related to the development of proved undeveloped reserves was $370.7 million, resulting in the conversion of 410.9 Bcfe of reserves to proved developed. During 2012, we had 501.4 Bcfe of proved undeveloped reserve additions and 300.0 Bcfe of positive proved undeveloped reserve performance revisions, primarily in the Dimock field in northeast Pennsylvania. These increases were partially offset by the removal of 66.5 Bcfe of proved undeveloped reserves associated with drilling locations in east Texas no longer anticipated to be developed within five years of their initial disclosure due to a shift in our drilling program. As of December 31, 2012, all proved undeveloped reserves are expected to be developed within five years of initial disclosure.

Production, Sales Price and Production Costs, page 12

5.	We note that you have provided information under this section for natural gas liquids on a combined basis. Please note that Items 1204(a) and 1204(b)(1) of Regulation S-K require separate disclosure by final product sold or produced. Please revise this section to provide separate disclosure relating to the production and average sales price of your natural gas liquids. Alternatively, provide such disclosure by footnote to the presentation on page 12.

Response

We believe that the disclosure on page 12 of our 2012 Form 10-K with respect to our production, sales price and production costs for the years ended December 31, 2012, 2011 and 2010 complies in all material respects with Item 1204(a) and 1204(b)(1) of Regulation S-K. Natural gas liquids (NGL) production was approximately 0.4%, 0.2% and 0.2% of our total equivalent production volumes for 2012, 2011 and 2010, respectively, and 6.9%, 3.6% and 5.9% of our crude oil/condensate/NGL production volumes for 2012, 2011 and 2010, respectively.

Based on the quantitative analysis discussed above, we concluded that separate disclosure of average sales price and production volumes associated with our NGLs was immaterial and would not provide meaningful information to our investors given the relative insignificance of NGL production compared to our production as a whole. We will continue to monitor and evaluate the significance of our NGL production each reporting period to determine if separate disclosure is required under Item 1204(a) and 1204(b)(1) of Regulation S-K.

Total Net Undeveloped Acreage Expiration, page 13

6.	You disclose that a significant amount of your net undeveloped acreage will expire in 2013, 2014 and 2015. Please tell us the net amounts of your December 31, 2012 proved undeveloped reserves assigned to locations on acreage scheduled to expire in 2013, 2014 and 2015. Also tell us if all such proved undeveloped locations are included in a development plan adopted by management as of December 31, 2012 indicating that these locations are scheduled to be drilled prior to lease expiration.

Response

We have no material proved undeveloped reserves assigned to acreage scheduled to expire in 2013, 2014 and 2015. As of December 31, 2012, approximately 9.8% of our total proved undeveloped reserves were assigned to leases that were not held by production (HBP), of which approximately 21.8% have been drilled in 2013 and are now HBP. Based on development plans adopted by management as of December 31, 2012, we fully expect to develop all proved undeveloped reserves assigned to HBP and non-HBP leases within five years of initial disclosure, and in the case of non-HBP leases, prior to the expiration of the underlying lease. In the event we are unable to develop the remaining proved undeveloped reserves assigned to our non-HBP leases prior to the expiration of their initial term, we expect to renew or exercise extension options associated with the respective leases.

Exhibit 99.1

7.	Reserves are disclosed variously in the report as oil or liquids without indicating these quantities include natural gas liquids reserves. “Liquids” is not a product type per Item 1202(a)(4) of Regulation S-K or FASB ASC paragraph 932-235-50-4. Please obtain and file an amended reserves report that informs the user of the report which product types are disclosed as reserves. Furthermore, tell us how you have considered the requirement for separate disclosure of your natural gas liquids reserves as required under FASB ASC paragraph 932-235-50-4.

Response

We acknowledge the Staff’s comment with respect to references to “Liquids” in our disclosures and Exhibit 99.1. In future filings, we will replace all references to “Liquids” with the specific product type (e.g., oil or NGL), including references in Exhibit 99.1.

With respect to the requirement for separate disclosure of NGL reserves in accordance with FASB ASC 932-235-50-4, as part of our annual reserves preparation process we performed a quantitative assessment to determine the significance of NGL reserves to total proved equivalent and proved crude oil/condensate/NGL reserves. Our NGL reserves were approximately 0.3%, 0.3% and 0% of our total proved equivalent reserves for 2012, 2011 and 2010, respectively, and 8.7%, 7.6% and 0% of our proved crude oil/condensate/NGL reserves for 2012, 2011 and 2010, respectively. Based on our quantitative assessment, we concluded that our NGL reserves were immaterial and separate disclosure was not required. We will continue to monitor and evaluate the significance of our NGL reserves annually to determine if separate disclosure is required in accordance with FASB ASC 932-235-50-4.

Miller and Lents Ltd. has indicated that in future report letters it will differentiate between the product types (e.g., oil or NGL) prescribed in Item 1202(a)(4) of Regulation S-K and/or FASB ASC 932-235-50-4 and that they are in agreement with our position with respect to the separate disclosure of NGL reserves in accordance with FASB ASC 932-235-50-4.

8.	Further to the previous comment, please obtain and file an amended reserves report that expands the disclosure to provide the average realized price related to the natural gas liquids reserves contained in the report. Such disclosure is deemed part of the discussion of the primary economic assumptions required by Item 1202(a)(8)(v) of Regulation S-K.

Response

Miller and Lents Ltd. have indicated they will add additional disclosure on this point in future report letters. For 2012, the additional disclosure would have read: “Cabot used benchmark prices of $94.70 per barrel based on the West Texas Intermediate Spot Price at Cushing, Oklahoma and $2.76 per MMBtu based on the Henry Hub Spot Price for its reserves estimates. The average prices used in this report for proved reserves, after appropriate adjustments, were $102.02 per barrel for oil, $37.88 per barrel for NGLs and $2.83 per Mcf for natural gas.”

9.	You state that as part of the audit process you have prepared independent estimates of the Company’s proved reserves. Please tell us the extent to which the reserves contained in the report are supported by one or more reliable technologies as defined in Rule 4-10(a)(25) of Regulation S-X and include future drilling locations that are more than offset from an existing producing well.

Response

Miller and Lents Ltd. has confirmed that during their audit process they reviewed technologies used in the estimation of our proved reserves, which included traditional methods such as decline curve extrapolations, material balance calculations, volumetric calculations and analogies, and in some cases a combination of these methods. Miller and Lents Ltd. also confirmed that these technical methods were applied appropriately and sufficiently to assign proved reserves with a high degree of certainty and that we appropriately demonstrated reservoir continuity for proved undeveloped locations that are more than one offset from an existing producing well using available seismic data and geological cross-sections.

******

By copy of this memorandum, we are requesting that the Freedom of Information Act officer accord confidential treatment under the Commission’s rules to the exhibit furnished supplementally with the hard copy of this letter.

Cabot hereby acknowledges that:

•	Cabot is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cabot may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, you may contact Scott C. Schroeder at (281) 589-4993 or the undersigned at (281) 589-4848.

Sincerely,

/s/ Todd M. Roemer
Todd M. Roemer
Principal Accounting Officer Controller

cc:	Office of Freedom of Information and Privacy Operations

Mr. John Hodgin, United States Securities and Exchange Commission

Mr. Norman von Holtzendorff, United States Securities and Exchange Commission

Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation

Ms. Deidre Shearer, Cabot Oil & Gas Corporation

Mr. J. David Kirkland, Jr., Baker Botts L.L.P.

Mr. Douglas Parker, PricewaterhouseCoopers LLP